UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 01, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Holding(s) in Company dated 02 January 2013
Exhibit No. 2	Blocklisting Interim Review dated 07 January 2013
Exhibit No. 3	Director/PDMR Shareholding dated 09 January 2013
Exhibit No. 4	Stabilisation Notice dated 14 January 2013
Exhibit No. 5	FRN Variable Rate Fix dated 15 January 2013
Exhibit No. 6	FRN Variable Rate Fix dated 16 January 2013
Exhibit No. 7	FRN Variable Rate Fix dated 16 January 2013
Exhibit No. 8	FRN Variable Rate Fix dated 21 January 2013
Exhibit No. 9	FRN Variable Rate Fix dated 21 January 2013
Exhibit No. 10	FRN Variable Rate Fix dated 22 January 2013
Exhibit No. 11	FRN Variable Rate Fix dated 23 January 2013
Exhibit No. 12	Notice to Covered Bondholders dated 24 January 2013
Exhibit No. 13	Holding(s) in Company dated 25 January 2013
Exhibit No. 14	FRN Variable Rate Fix dated 30 January 2013
Exhibit No. 15	Total Voting Rights dated 31 January 2013
Exhibit No. 16	Holding(s) in Company dated 31 January 2013
Exhibit No. 17	FRN Variable Rate Fix dated 31 January 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 01, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 01, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BARCLAYS PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	No
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	Yes
An event changing the breakdown of voting rights	No
Other (please specify):	No
3. Full name of person(s) subject to the notification obligation: iii	Qatar Holding LLC Qatar Investment Authority (as parent undertaking only)
4. Full name of shareholder(s) (if different from 3.):iv	Qatar Holding LLC
5. Date of the transaction and date on which the threshold is crossed or reached: v	27 December 2012
6. Date on which issuer notified:	31 December 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7% (downwards, see section 13 for additional information)

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of 25 pence each GB0031348658	813,964,552	813,964,552	813,964,552	813,964,552	N/A	6.6486%	N/A

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
N/A	N/A	N/A	N/A	N/A	Nominal	Delta
N/A	N/A
N/A	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
813,964,552	6.6486%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Qatar Holding LLC ("QH") is the beneficial holder of the specified ordinary share and voting rights in Barclays plc.  QH is established as a limited liability company in the Qatar Financial Centre ("QFC") and is licensed by the QFC Authority under Licence No. 00004.  QH is wholly-owned by Qatar Investment Authority.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:

This notification is made following the coming into effect on 27 December 2012 of unconditional warrant transfer agreements (the "WTAs") as part of the warrant monetization transaction which was announced on 26 November 2012. Upon the settlement of the WTAs, the voting rights potentially exercisable via the warrants will be transferred and no longer held by Qatar Holding LLC.

As required under the DTRs, this notification has been prepared using the total voting rights figure of 12,242,633,551 as set out in the public announcement made by Barclays plc dated 27 December 2012.

14. Contact name:	Mr. Ahmad Al-Sayed, CEO of Qatar Holding LLC
15. Contact telephone number:	+974.4499.5806

Exhibit No. 2

BLOCK LISTING SIX MONTHLY RETURN

Date:    7 January 2013

Name of applicant:	BARCLAYS PLC
Period of return:	From 1 July 2012 to 30 December 2012
Name of scheme:	Renewed 1981 & 1991 SAYE Share Option Scheme	Renewed 1986 Executive Share Option Scheme	Woolwich Executive Share Option Plan (ESOP)	Woolwich SAYE Share Option Scheme	Barclays Incentive Share Option Plan	Barclays Bank PLC £4,050,000,000 9.75 per cent. Mandatorily Convertible Notes due 30 September 2009 convertible into fully paid ordinary shares of Barclays PLC, Issue Price 100 per cent.	Warrants to subscribe for ordinary shares	Barclays Group Share Incentive Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Balance of unallotted securities under scheme(s) from previous return:	16,836,355 ordinary shares of 0.25p each	980,192 ordinary shares of 0.25p each	294,896 ordinary shares of 0.25p each	808,581 ordinary shares of 0.25p each	3,102,405 ordinary shares of 0.25p each	129 ordinary shares of 0.25p each	379,218,809 ordinary shares of 0.25p each	6,576,274 ordinary shares of 0.25p each	147,058,293 ordinary shares of 0.25p each	8,400,000 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0	0	0	0	0	0	0	15,000,000	261,000,000	20,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	278,834	0	0	0	0	0	0	6,918,479	538,424	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	16,557,521 ordinary shares of 0.25p each	980,192 ordinary shares of 0.25p each	294,896 ordinary shares of 0.25p each	808,581 ordinary shares of 0.25p each	3,102,405 ordinary shares of 0.25p each	129 ordinary shares of 0.25p each	379,218,809 ordinary shares of 0.25p each	14,657,795 ordinary shares of 0.25p each	407,519,869 ordinary shares of 0.25p each	28,400,000 ordinary shares of 0.25p each

Name of contact:	John Holmes
Telephone number of contact:	020 7116 8104

Exhibit No. 3

9 January 2013

Barclays PLC (the "Company")
Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, informed the Company on 8 January 2013 that, on 7 January 2013 it had purchased, and now held as bare trustee of Sharepurchase, 46 ordinary shares in the Company at a price of £2.7049 per share, for Ashok Vaswani, a Person Discharging Managerial Responsibilities ("PDMR").

Exhibit No. 4

Pre-stabilisation announcement template

14 January 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

DNB Boligkreditt AS

Stabilisation Notice

Barclays (Martin Rohland ); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	DNB Boligkreditt AS
Guarantor (if any):	N/A
Aggregate nominal amount:	TBC
Description:	5-year Euro denominated Covered Bond benchmark transaction
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):
Barclays, 5 The North Colonnade; Canary Wharf; London E14 4BB
BNP Paribas, 10 Harewood Avenue, London NW1 6AA
Credit Suisse Securities (Europe) Limited, One Cabot Square; London E14 4QJ
UniCredit Bank AG, Arabellastrasse 12, D-81925 Munich, Germany

Stabilisation period expected to start on:	TBC
Stabilisation period expected to end no later than:	TBC
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 5

As Agent Bank, please be advised of the following rate determined on: 18/07/2012
Issue	¦ BARCLAYS BANK PLC USD 600,000,000 Undated FRN due Perpetual

ISIN Number	¦ GB0000779529
ISIN Reference	¦ NA
Issue Nomin USD	¦ 600000000
Period	¦ 20/07/2012 to 22/01/2013		Payment Date 22/01/2013
Number of Days	¦ 186
Rate	¦ 1.
Denomination USD	¦ 10000	¦ 600000000	¦

Amount Payable per Denomination	¦ 51.67	¦ 3100000. 0	¦

Bank of New York
Rate Fix Desk	Telephone		¦ 44 1202 689580
Corporate Trust Services	Facsimile		¦ 44 1202 689601

Barclays Bank PLC
Source: Barclays Bank PLC

Exhibit No. 6

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2013 TO 18-Feb-2013 HAS BEEN FIXED AT 1.043750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 18-Feb-2013 WILL AMOUNT TO:
GBP 47.18 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC
Source: Barclays Bank PLC

Exhibit No. 7

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2013 TO 18-Feb-2013 HAS BEEN FIXED AT 1.043750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 18-Feb-2013 WILL AMOUNT TO:
GBP 47.18 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC
Source: Barclays Bank PLC

Exhibit No. 8

As Agent Bank, please be advised of the following rate determined on: 17/01/2013
Issue	¦ BARCLAYS BANK PLC USD 600,000,000 Undated FRN due Perpetual

ISIN Number	¦ GB0000779529
ISIN Reference	¦ NA
Issue Nomin USD	¦ 600000000
Period	¦ 22/01/2013 to 22/07/2013	Payment Date 22/07/2013
Number of Days	¦ 181
Rate	¦ 0.6875
Denomination USD	¦ 10000	¦ 600000000 ¦

Amount Payable per Denomination	¦ 34.57	¦ 2073958.33 ¦

Bank of New York
Rate Fix Desk	Telephone	¦ 44 1202 689580
Corporate Trust Services	Facsimile	¦ 44 1202 689601

Barclays Bank PLC
Source: Barclays Bank PLC

Exhibit No. 9

Re:	BARCLAYS BANK PLC.
GBP 750,000,000.00
MATURING: 20-Jan-2015
ISIN: XS0734574915

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Jan-2013 TO 22-Apr-2013 HAS BEEN FIXED AT 2.011250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 22-Apr-2013 WILL AMOUNT TO:
GBP 5.01 PER GBP 1,000.00 DENOMINATION

Citibank
Source: Citibank

Exhibit No. 10

Re:	BARCLAYS BANK PLC.
GBP 700,000,000.00
MATURING: 20-Jan-2015
ISIN: XS0752035195

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Jan-2013 TO 22-Apr-2013 HAS BEEN FIXED AT 2.011250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 22-Apr-2013 WILL AMOUNT TO:
GBP 5.01 PER GBP 1,000.00 DENOMINATION

Citibank
Source: Citibank

Exhibit No. 11

As Agent Bank, please be advised of the following rate determined on: 23/01/2013
Issue	¦ Barclays Bank Plc - Series 165 EUR 100,000,000 CMS-Linked Notes due 25 Jan 2018

ISIN Number	¦ XS0342861670
ISIN Reference	¦ 34286167
Issue Nomin EUR	¦ 100000000
Period	¦ 25/01/2013 to 25/01/2014	Payment Date 27/01/2014
Number of Days	¦ -200000
Rate	¦ 5.
Denomination EUR	¦ 50000	¦ 100000000 ¦

Amount Payable per Denomination	¦ 2500.	¦ 5000000. 0 ¦

Bank of New York
Rate Fix Desk	Telephone	¦ 44 1202 689580
Corporate Trust Services	Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 12

NOTICE TO COVERED BONDHOLDERS

BARCLAYS BANK PLC
1 Churchill Place
London E14 5HP
(the "Issuer")

(incorporated with limited liability in England and Wales with registered number 1026167)

€35 billion Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by BARCLAYS COVERED BONDS LLP
(the "Programme")

NOTICE OF AMENDMENTS TO RELEVANT TRANSACTION DOCUMENTS

to the holders of the outstanding Covered Bonds

1. AMENDMENTS TO THE RELEVANT TRANSACTION DOCUMENTS

1.1       Capitalised terms used herein but not otherwise defined shall have the same meaning given to them in the master definitions schedule dated 18 December 2007 between, inter alios, the Issuer, Barclays Covered Bonds LLP (the "LLP") and the Citicorp Trustee Company Limited, as from time to time amended, varied, novated or supplemented (the "Master Definitions Schedule").

1.2       With effect from 23 January 2013, amendments (the "Amendments") have been made to the Relevant Transaction Documents (as defined below) under the Programme to change the way that the economic benefit of the Mortgage Reserves is included in the Programme. Following the Amendments, instead of the LLP receiving the economic benefit of the Mortgage Reserves by way of a variable funding note, the MRCLN, it will instead receive such benefit by holding a beneficial interest in a trust, the Mortgage Reserve Originator Trust, over the Mortgage Reserves. The Amendments give effect to the replacement of the MRCLN with the Mortgage Reserve Originator Trust.

1.3 In order to implement the Amendments:

1.3.1 the following new Transaction Documents have been entered into:

(a) a Mortgage Reserve Originator Trust Deed;

(b) an LLP Deed of Covenant; and

(c) a Second Supplemental Deed of Charge,

(the "New Transaction Documents"); and

1.3.2 the following Transaction Documents have been amended and/or restated or supplemented:

(a) Limited Liability Partnership Deed;

(b) Mortgage Sale Agreement;

(c) Master Definitions Schedule;

(d) Cash Management Agreement;

(e) Intercompany Loan Agreement;

(f) Administration Agreement; and

(g) TRS Confirmation,

(the "Amended and Restated Transaction Documents" and, together with the New Transaction Documents, the "Relevant Transaction Documents").

1.4 Copies of the Relevant Transaction Documents will be available for inspection at the specified office of the Issuer set out at paragraph 2 below with effect from 24 January 2013.

2. FURTHER INFORMATION

For further information regarding the matters set out in this notice, please contact:

Barclays Treasury
1 Churchill Place
London E14 5HP

This notice does not constitute or form part of any offer to sell or the solicitation of an offer to subscribe for or otherwise acquire any securities.

Dated 24 January 2013

Exhibit No. 13

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 21 January 2013
6. Date on which issuer notified:	24 January 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.195%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				90,105,186		Nominal	Delta
							0.735%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
848,542,804			6.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is a decrease in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 90,105,186.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.735% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now less than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,242,633,551 as set out in the regulatory announcement made by Barclays PLC dated 28 December 2012

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 14

As Agent Bank, please be advised of the following rate determined on: 29/01/2013
Issue	¦ Barclays Bank Plc GBP 200,000,000 Undated FRPC Notes Series 3 PERPET

ISIN Number	¦ XS0015014615
ISIN Reference	¦ NA
Issue Nomin GBP	¦ 200000000
Period	¦ 31/01/2013 to 30/04/2013		Payment Date 30/04/2013
Number of Days	¦ 89
Rate	¦ 2.0625
Denomination GBP	¦ 250000	¦ 200000000	¦

Amount Payable per Denomination	¦ 1257.28	¦ 1005821.92	¦

Bank of New York
Rate Fix Desk	Telephone		¦ 44 1202 689580
Corporate Trust Services	Facsimile		¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 15
31 January 2013

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,243,416,952 ordinary shares with voting rights as at 31 January 2013

 There are no ordinary shares held in Treasury.

The above figure (12,243,416,952) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 16

For filings with the FSA include the annex
For filings with the issuer exclude the annex

TR-1: Notification of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Barclays plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):	See Schedule A
5. Date of the transaction and date on which the threshold is crossed reached:	29 January 2013
6. Date on which the issuer notified:	30 January 2013
7. Threshold(s) that is/are crossed or reached:	Above 4%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares		Number of voting rights		% of voting rights
			Direct	Indirect	Direct	Indirect	Direct	Indirect
Ordinary (GB0031348658)	485,448,724	485,448,724		492,619,694		492,619,694		4.0238%*
ADRs (US06738E2046)	8,389	33,556		8,389		33,556		0.0003%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights
N/A					Nominal	Delta

Total (A+B+C)
Number of voting rights	% of voting rights
492,653,250	4.024%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact Name:	Gina Martinez
15. Contact telephone number:	(213) 615-0469

Schedule A
As of 29 January 2013

BARCLAYS PLC

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") Holdings	492,653,250	4.024%

Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company	68,214,001	0.557%
Capital International Limited	1,709,900	0.014%
Capital International SÁrl	2,265,400	0.019%
Capital International, Inc.	2,414,685	0.020%
Capital Research and Management Company	418,049,264	3.415%

Exhibit No. 17

As Agent Bank, please be advised of the following rate determined on: 15/01/2013
Issue	¦ Barclays Bank PLC - Series 210 EUR 1,500,000,000 FRN due 17 Jan 2014

ISIN Number	¦ XS0731708268
ISIN Reference	¦ 73170826
Issue Nomin EUR	¦ 1500000000
Period	¦ 17/01/2013 to 17/04/2013		Payment Date 17/04/2013
Number of Days	¦ 90
Rate	¦ 1.752
Denomination EUR	¦ 1000	¦ 1500000000	¦

Amount Payable per Denomination	¦ 4.38	¦ 6570000. 0	¦

Bank of New York
Rate Fix Desk	Telephone		¦ 44 1202 689580
Corporate Trust Services	Facsimile		¦ 44 1202 689601

Bank of New York Mellon

Source: Bank of New York Mellon